Fund	Assets as of September 30, 2025	Minimum Bond Amount
Madison Funds	$3,683,963,456	$2,700,000
Ultra Series Fund	$986,202,044	$1,000,000
Madison ETFs	$240,326,237	$600,000
Total	$4,910,491,737	$4,300,000
Total Amount of Joint Bond		$5,000,000